WAL★MART
México

08004300

FILE N°
82-4609

RECEIVED
2008 AUG 12 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 11, 2008

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Dear Mr. Dudek:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press release reports July 2008 sales.
- Report on share repurchase for July 2008.

PROCESSED
AUG 14 2008 E
THOMSON REUTERS

Sincerely,

Jorge Muñoz Lopez
Accounting Director

dlw 8/13

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88


BODEGA AURRERA
SAM'S
WAL*MART
SUPERCENTER
Suburbia

WAL*MART
México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

FILE No
82-4609

WAL-MART DE MEXICO REPORTS JULY 2008 SALES

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, August 6, 2008

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of July 2008, sales were **$19,037 million pesos**. This figure represents an **11.2%** increase over sales reported the same month last year. Comparable stores sales during the month, meaning all those units that have been in operation for over a year increased **4.6%** compared to the same month of 2007.

Sales Growth	July		January – July	
	2008	2007	2008	2007
Total Units (%)	**11.2**	9.7	**13.0**	14.8
Comparable Units (%)	**4.6**	2.1	**6.6**	6.7

Considering the **four-week period** from **July 5 2008 to August 1, 2008** that compares with the four-week period ending August 3, 2007 as well as the **thirty-week period** from **January 5 to August 1, 2008** and that compares with the thirty-week period that ended August 3, 2007 sales growth was as follows:

Sales Growth	4 weeks		30 weeks	
	2008	2007	2008	2007
Total Units (%)	**12.8**	10.8	**13.0**	15.2
Comparable Units (%)	**6.1**	3.2	**6.5**	7.1

ESR EMPRESA SOCIALMENTE RESPONSABLE OCHO AÑOS

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México

Comment on sales:

Costumer count in comparable stores registered a 4.9% increase during the month of July, while average ticket decreased 0.3% compared to the same month of 2007.
During the period January – July, costumer count in comparable stores increased 5.6% which compares with the 3.6% increase for last year; during the same period average ticket increased 1.0% that compares with the 3.1% last year.

FILE N° 82-4609

% Comparable Stores Growth


July
4.6
2.1
4.9
0.2
1.9
-0.3
Sales
Costumers
Ticket
2007
2008
January-July
6.7
6.6
5.6
3.6
3.1
1.0
Sales
Costumers
Ticket
2007
2008

Openings during the month of July:

- **Seven Bodegas Aurrera:** in the cities of Zacualtipan, Hidalgo; Ciudad Hidalgo, Chiapas; and five in Mexico City.
- **Four Wal-Mart Supercenters:** in the cities of Campeche, Campeche; Ciudad Juarez, Chihuahua; Rosarito, Baja California Norte; and Puebla, Puebla.
- **One Superama:** in the city of Guadalajara, Jalisco.
- **Two Restaurants:** in the cities of Rosarito, Baja California Norte; and Puebla, Puebla.

Additionally, during August we have opened:

- **One Wal-Mart Supercenter:** in the city of Monterrey, Nuevo Leon.

During the year Wal-Mart de Mexico has opened:

32	Bodegas Aurrera
10	Wal-Mart Supercenters
2	Sam's Clubs
1	Superama
4	Suburbias
8	Restaurants

Corporate Social Responsibility:

During July, Wal-Mart de Mexico Foundation launched a new program -My Community Day- with the purpose of benefiting communities in over 189 cities nationwide through volunteer work. Among the activities that took place are the reforestation of the Sierra de Patlachique State Park in Acolman, State of Mexico; the Izta-Popo Zoquiapan National Park; and Las Tinajas, a plot located in the state of Jalisco. 5,600 volunteer associates planted over 51,000 trees. In addition and as part of this program, 176 volunteers from Wal-Mart Mexico helped to renew the local zoo in Culiacan, in the state of Sinaloa.

FILE N°
82-4609

Repurchase of Shares:

During the year we have invested **$1,590** million pesos, equivalent to **$151** million dollars in the repurchase of **39,338,400** Company shares.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 1,083 units, broken down as follows:

345	Bodegas Aurrera
146	Wal-Mart Supercenters
85	Sam's Clubs
65	Superamas
80	Suburbias
362	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.wal-mart.com.mx
www.superama.com.mx
www.bancowalmart.com
www.suburbia.com.mx
www.vips.com.mx
www.bodegaurrera.com.mx
www.tarjetawalmart.com.mx


Más barato que los 3X2
WAL-MART
SUPERCENTER
3X2
7 días de la semana
FERIA ORIENTAL
Su Membresía se paga sola...
Metropolis Company

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 02, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	20,325,000	8,477,225,523
02/07/2008	03412	BUY	250,000	41.068720	10,267,180	ACCIV	STOCK		20,575,000	8,476,975,523
								As of current report	20,575,000	8,476,975,523

Shareholders' equity amount	0
Capital stock amount	10,267,180

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,352,143,153	7,341,875,943

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 03, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	20,575,000	8,476,975,523
03/07/2008	03413	BUY	500,000	40.380958	20,190,479	ACCIV	STOCK		21,075,000	8,476,475,523
								As of current report	21,075,000	8,476,475,523

Shareholders' equity amount	0
Capital stock amount	20,190,479

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,341,875,943	7,321,685,494

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 08, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	21,075,000	8,476,475,523
08/07/2008	03414	BUY	350,000	40.583469	14,204,214	ACCIV	STOCK		21,425,000	8,476,125,523
								As of current report	21,425,000	8,476,125,523

Shareholders' equity amount	0
Capital stock amount	14,204,214

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,321,685,494	7,307,481,280

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 10, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	21,425,000	8,476,125,523
10/07/2008	03415	BUY	1,250,000	39.775390	49,719,238	ACCIV	STOCK		22,675,000	8,474,875,523
								As of current report	22,675,000	8,474,875,523

Shareholders' equity amount	0
Capital stock amount	49,719,238

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,307,481,280	7,257,762,042

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 11, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	22,675,000	8,474,875,523
11/07/2008	03416	BUY	500,000	39.052700	19,526,350	ACCIV	STOCK		23,175,000	8,474,375,523
								As of current report	23,175,000	8,474,375,523

Shareholders' equity amount	0
Capital stock amount	19,526,350

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,257,762,042	7,238,235,692

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 15, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	23,175,000	8,474,375,523
15/07/2008	03417	BUY	600,000	39.175135	23,505,081	ACCIV	STOCK		23,775,000	8,473,775,523
								As of current report	23,775,000	8,473,775,523

Shareholders' equity amount	0
Capital stock amount	23,505,081

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,238,235,692	7,214,730,611

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 17, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	23,775,000	8,473,775,523
17/07/2008	03418	BUY	200,000	40.122300	8,024,460	ACCIV	STOCK		23,975,000	8,473,575,523
								As of current report	23,975,000	8,473,575,523

Shareholders' equity amount	0
Capital stock amount	8,024,460

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,214,730,611	7,206,706,151

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 18, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	23,975,000	8,473,575,523
18/07/2008	03419	BUY	250,000	39.572380	9,893,095	ACCIV	STOCK		24,225,000	8,473,325,523
								As of current report	24,225,000	8,473,325,523

Shareholders' equity amount	0
Capital stock amount	9,893,095

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,206,706,151	7,196,813,056

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 22, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	24,225,000	8,473,325,523
22/07/2008	03420	BUY	800,000	39.078438	31,262,750	ACCIV	STOCK		25,025,000	8,472,525,523
								As of current report	25,025,000	8,472,525,523

Shareholders' equity amount	0
Capital stock amount	31,262,750

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,196,813,056	7,165,550,306

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 23, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	25,025,000	8,472,525,523
23/07/2008	03421	BUY	250,000	40.171788	10,042,947	ACCIV	STOCK		25,275,000	8,472,275,523
								As of current report	25,275,000	8,472,275,523

Shareholders' equity amount	0
Capital stock amount	10,042,947

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,165,550,306	7,155,507,359

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 24, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	25,275,000	8,472,275,523
24/07/2008	03422	BUY	100,000	41.351080	4,135,108	ACCIV	STOCK		25,375,000	8,472,175,523
								As of current report	25,375,000	8,472,175,523

Shareholders' equity amount	0
Capital stock amount	4,135,108

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,155,507,359	7,151,372,251

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 25, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	25,375,000	8,472,175,523
25/07/2008	03423	BUY	200,000	41.137500	8,227,500	ACCIV	STOCK		25,575,000	8,471,975,523
								As of current report	25,575,000	8,471,975,523

Shareholders' equity amount	0
Capital stock amount	8,227,500

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,151,372,251	7,143,144,751

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 29, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	25,575,000	8,471,975,523
29/07/2008	03424	BUY	250,000	40.422724	10,105,681	ACCIV	STOCK		25,825,000	8,471,725,523
								As of current report	25,825,000	8,471,725,523

Shareholders' equity amount	0
Capital stock amount	10,105,681

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,143,144,751	7,133,039,070

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 30, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	25,825,000	8,471,725,523
30/07/2008	03425	BUY	300,000	40.292523	12,087,757	ACCIV	STOCK		26,125,000	8,471,425,523
								As of current report	26,125,000	8,471,425,523

Shareholders' equity amount	0
Capital stock amount	12,087,757

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,133,039,070	7,120,951,313

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 31, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	26,125,000	8,471,425,523
31/07/2008	03426	BUY	250,000	40.774800	10,193,700	ACCIV	STOCK		26,375,000	8,471,175,523
								As of current report	26,375,000	8,471,175,523

Shareholders' equity amount	0
Capital stock amount	10,193,700

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,120,951,313	7,110,757,613

Issuer's Comments

END